TherapeuticsMD, Inc.

6800 Broken Sound Parkway NW, Third Floor

Boca Raton, Florida 33487

April 24, 2015

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TherapeuticsMD, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2015
File No. 001-00100

Dear Mr. Riedler:

On behalf of TherapeuticsMD, Inc., a Nevada corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated April 24, 2015, regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 17, 2015 (File No. 001-00100) (the “Preliminary Proxy Statement”).

For your convenience, we have set forth the text of the Staff’s comment in bold, followed by the Company’s response thereto.

Proposal 4, page 37

1. We note that you have proposed to amend your certificate of incorporation to increase the number of authorized shares of stock. Please amend to disclose whether you have any specific plans, arrangements, understandings, etc. to issue any of the newly authorized shares that have not otherwise been disclosed. If such plans exist, please disclose all material information.

Company’s Response:

In response to the Staff’s comment, please see the proposed revisions to Page 38 of the Preliminary Proxy Statement, attached in blacklined format as Exhibit A to this letter, clarifying that the Company does not have any specific plan, arrangement, understanding, or agreement to issue any of the shares of common stock that would become authorized by the proposed amendment to the Company’s amended and restated articles of incorporation. The Company intends to include this revised disclosure in the Definitive Proxy Statement on Schedule 14A that it plans to file in connection with its upcoming annual meeting of shareholders, pending any further discussion with the Commission if necessary.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (561) 961-1930 or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0856.

Sincerely,

/s/ Daniel A. Cartwright
Daniel A. Cartwright Chief Financial Officer

cc:	Daniel Greenspan
Preston Brewer
Securities and Exchange Commission

Joshua M. Samek, Esq.
Greenberg Traurig, P.A.

Exhibit A

Proposed Revisions to Page 38 of Preliminary Proxy Statement

PROPOSAL FOUR

APPROVAL OF AMENDMENT TO AMENDED AND RESTATED ARTICLES OF INCORPORATION

TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR COMMON STOCK FROM

250,000,000 SHARES TO 350,000,000 SHARES

Background

Our Board of Directors has approved an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock from 250,000,000 shares to 350,000,000 shares, as more fully described below, and recommended that such amendment be submitted to our stockholders for approval. We currently have authorized 250,000,000 shares of common stock, par value of $0.001 per share, of which                  shares were outstanding as of April 22, 2015. Also as of April 22, 2015, we are required to reserve                  shares of common stock for issuance under the 2009 Plan and                  shares of common stock for issuance under the 2012 Plan, and                  shares of common stock for issuance pursuant to outstanding warrants not issued under such plans. Our Board of Directors believes it is in our best interest and the best interest of our stockholders to amend our amended and restated articles of incorporation to increase the number of authorized shares of our common stock to 350,000,000 shares.

Purposes of the Amendment

The principal purpose of the proposed increase in the number of authorized shares of our common stock is to provide us greater flexibility with respect to our capital structure in the event that our Board of Directors determines that it is necessary or appropriate to issue shares of common stock in connection with future activities, including financings, other strategic transactions, mergers and acquisitions, stock dividends or splits, employee and director benefit plans and other corporate purposes. Our Board of Directors has determined that having an increased number of authorized but unissued shares of common stock would allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our capitalization. Our Board of Directors will determine whether, when and on what terms the issuance of shares of common stock may be warranted in connection with any of the foregoing purposes. At this time, we have no specific plan, arrangement, understanding, or agreement to issue any of the shares of common stock that would become authorized by the proposed amendment. Our Board of Directors does not presently intend to seek stockholder approval prior to any issuance of shares of common stock that would become authorized by the amendment, unless otherwise required by applicable law or regulations. Opportunities frequently arise that require prompt action and our Board of Directors believes that the delay necessitated by seeking stockholder approval of a specific issuance could be to the detriment of our company and our stockholders.

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